UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Axar Credit Opportunity Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	402 W 13th Street, 5th Floor
New York, New York 10014

Telephone Number (including area code):	(212) 356-6130

Name and Address of Agent for Service of Process:	Ricardo Mosquera
402 W 13th Street, 5th Floor
New York, New York 10014

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 24th day of January, 2023.

Axar Credit Opportunity Fund, Inc.

By:	/s/ Ricardo Mosquera
Name:	Ricardo Mosquera
Title:	Chief Compliance Officer

Attest:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	President, Chief Executive Officer and Chief Investment Officer